Exhibit 99.10

LINEAR GOLD CORP.

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual & Special Meeting (the “Meeting”) of the shareholders of Linear Gold Corp. (the “Company”) will be held at the Delta Halifax Hotel, Baronet Rooms 2 and 3, 8th floor, 1990 Barrington Street, in the City of Halifax on Friday, September 29, 2006 at 11:00 a.m. (Atlantic Time) for the following purposes:

1.

to receive and consider the Annual Report to the Shareholders and the consolidated financial statements of the Company for the fiscal year ended March 31, 2006, together with the report of the auditors thereon;

2.

to elect the Board of Directors for the forthcoming year;

3.

to appoint as auditors for the forthcoming year, PricewaterhouseCoopers LLP, Chartered Accountants, at a remuneration to be fixed by the directors;

4.

to approve a total of 95,000 options granted to officers and employees, subject to shareholder and regulatory approval;

5.

to approve the Option Plan Amendments converting the Plan to a 10% rolling plan and the Amendment of the Insider Restrictions to the Plan; and

6.

to approve the Option Plan Amendment related to the Plan’s Amendment Provisions.

Registered shareholders of the Company who are unable to attend the Meeting or any adjournment thereof in person and who wish to ensure that their shares will be voted are requested to read the enclosed Information Circular accompanying this Notice, and complete, sign and mail the enclosed form of proxy to the Company’s transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 1Y1, at least 48 hours before the time of the Meeting.

Shareholders holding shares through a broker or other nominee should ensure that they make arrangements to instruct the broker or other nominee how their shares are to be voted at the Meeting in order for their vote to be counted at the Meeting or any adjournment thereof.

Dated, at the City of Halifax, in the Province of Nova Scotia, this 18th day of August, 2006.

BY ORDER OF THE BOARD OF DIRECTORS,

Signed:

/s/ Daniel F. Gallivan Q.C.

DANIEL F. GALLIVAN, Q.C.

Corporate Secretary

LINEAR GOLD CORP.

2000 Barrington Street, Suite 502

Halifax, Nova Scotia, B3J 3K1

INFORMATION CIRCULAR

as at August 18, 2006 unless otherwise noted

GENERAL VOTING AND PROXY INFORMATION

Solicitation of Proxies

This Information Circular (the "Circular") is furnished in connection with the solicitation by the management of Linear Gold Corp. ("Linear" or the "Company") of proxies to be used at the Annual and Special Meeting of Shareholders of the Company (the "Meeting"), and any adjournment thereof, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, fax, email or other electronic means of communication or in person by the directors and officers of the Company.  The Company does not reimburse shareholders, nominees, or agents for their costs of obtaining authorization from their principals to sign forms of proxy.  All costs of solicitation by management will be borne by the Company.

Appointment of proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

Voting by Proxy

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.

At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and return of proxy

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Non-registered holders

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares (as later defined herein) they own are not registered in their names but are instead registered in the name of a nominee, such as a brokerage firm through which they purchased the Shares; a bank, trust company, trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan; or a clearing agency such as The Canadian Depository for Securities Limited (each a "Nominee"). If you purchased your shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from your Nominee to ensure that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

Revocability of proxy

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.

Only registered shareholders have the right to revoke a proxy. Non-registered holders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

Voting shares and principal holders thereof

The Company is authorized to issue an unlimited number of common shares without nominal or par value (the "Shares"), of which 21,465,780 Shares are issued and outstanding as at the date of this Information Circular. Persons who are registered shareholders at the close of business on August 14, 2006 are entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.

To the knowledge of the directors and executive officers of the Company, there are no shareholders beneficially owning directly or indirectly or exercising control or direction over greater than 10% of the common shares of the Company as of the date of this Information Circular.

The by-laws of the Company provide that two persons present and representing in person or by proxy not less than 5% of the issued shares entitled to vote at the meeting constitute a quorum for the meeting.

Election of Directors

It is proposed that the persons named as nominees hereunder will be nominated at the Meeting.  All directors are elected annually and all of the said nominees are presently directors of the Company.  Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.  Each director elected will hold office until the next annual meeting of shareholders or until such director's office is vacated prior to such time.

The following table states the names of all of the persons proposed to be nominated for election as directors, their principal occupation, the date on which each became a director of the Company and the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at August, 18, 2006:

Name, Municipality of Residence and Position with the Company (1)	Principal Occupation	Director Since	Voting Shares (2)
Wade K. Dawe Bedford, Nova Scotia President, CEO and Director	Chairman, President and Chief Executive Officer of the Company	February, 2000	1,259,819
Peter M. Dimmell (3)(5) St. John's, Newfoundland Director	Mineral Exploration Consultant	July, 1997	69,868
Kevin Flaherty (4) Calgary, Alberta, Director	Chief Executive Officer & Chairman of Celtic Minerals Ltd.,	July, 2003	466,800
Derrick Gill (3)(4)(5) St. John's, Newfoundland Director	Executive Vice President & Director, Voisey's Bay Nickel Company since September 1995	July, 2004	41,000
Dr. Michael Gross (3)(4)(5) Halifax, Nova Scotia Director	Orthopaedic Surgeon - QEII Health Sciences Centre; Medical Director QEII Health Sciences, Tissue Bank	September, 2002	1,155,900

(1)

The information as to municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, based upon information furnished to the Company by respective nominees individually

(3)

Member of the Company's Compensation Committee

(4)

Member of the Company's Audit Committee effective

(5)

Member of the Corporate Governance Committee

To the knowledge of the Company, no director or executive officer of the Company is or has been, in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity,  became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, in the last ten years, no director or executive officer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

EXECUTIVE COMPENSATION

Compensation of Officers

The following table sets forth the compensation paid to the President and Chief Executive Officer (“CEO”), the Vice President and Chief Financial Officer (“CFO”) and any other executive officers whose total salary and bonus exceeded $150,000 (referred to collectively with the CEO and CFO as the “Named Executive Officers”) during the last three financial years.

Summary Compensation Table – Named Executive Officers

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payout
					Securities Under Options/ SARs (1) Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Wade K. Dawe, CEO (2)(3)	2006 2005	250,000 122,917	Nil 150,000	Nil Nil	Nil (7) 200,000	Nil Nil	Nil Nil	Nil Nil
	2004	40,000	Nil	37,000	250,000	Nil	Nil	Nil
Brian MacEachen, CFO (4)	2006 2005	200,000 70,000	Nil 100,000	Nil 40,500	Nil (7) 225,000	Nil Nil	Nil Nil	Nil Nil
	2004	Nil	Nil	20,625	100,000	Nil	Nil	Nil
Philip F. Pyle, Vice-President Exploration, Central America (5)	2006 2005	129,026 131,737	Nil 84,000	Nil Nil	Nil (7) 150,000	Nil Nil	Nil Nil	Nil Nil
Peter Dimmell, CEO (6)	2006 2005	n/a n/a	n/a n/a	n/a n/a	n/a n/a	n/a n/a	n/a n/a	n/a n/a
	2004	Nil	Nil	57,000	20,000	Nil	Nil	Nil

Notes:

(1)

The Company does not have any Stock Appreciation Rights (“SARs”) and Stock Options cannot be converted to SAR’s.

(2)

Wade K. Dawe was appointed CEO effective September 2003 and prior to this appointment served as a Vice President of Corporate Development for the Company.  The information included in this table includes all payments made in either capacity during 2004.

(3)

Other annual compensation paid to Wade K. Dawe includes amounts paid to a company controlled by Wade K. Dawe, pursuant to a Management Services contract with the Company during 2004.

(4)

Brian MacEachen was appointed CFO of the Company effective January 2004, and information included in this table is from that date.  Amounts paid pursuant to a consulting contract during the period January 2004 to August 2004 are included as other compensation.  Brian MacEachen joined the Company as an employee on September 1, 2004 and his salary is included in the table from that date.

(5)

Salary and bonus amounts have been converted from US$ using US$/CDN$ exchange rates of 1.194 (2006), and 1.279 (2005).

(6)

Peter Dimmell served as President CEO until September 2003 and as VP-Exploration-Canada thereafter until March 31, 2004.  The information included in this table includes all payments made in either capacity during 2004 and includes geological consulting fees paid in respect of exploration undertaken on the Company's mineral properties.

(7)

During June 2006, each of Wade Dawe, Brian MacEachen and Philip Pyle were granted 100,000 options pursuant to the terms of their respective employment agreements (see – Termination of Employment, Change in Responsibilities and Employment Contracts) related to services provided during the year ended March 31, 2006.

Stock Option Plan

The Linear Gold Corp. Stock Option Plan (the “Plan”) was approved by shareholders on October 13, 2004.  The purpose of the Plan is to attract and retain directors, officers, employees and consultants of, and service providers to, the Company and to align their interests with shareholders by allowing them to directly participate in an increase in per share value created for the Company’s shareholders.

Eligible participants under the Plan include directors, officers, consultants, and employees of the Company or its subsidiaries, and employees of a person or company which provides management services to the Company or its subsidiaries.  Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Company. The Plan further provides that the exercise price at which shares may be issued thereunder cannot be less than the current market price at the date of grant, being the closing sale price per share for board lots of the Company Shares on the Toronto Stock Exchange (the “TSX”) on the immediately preceding day. (Further, the policies of the TSX provide that the said exercise price of any options so granted cannot be reduced without shareholder approval.) Options granted under the Plan typically have a three year term and are typically made cumulatively exercisable by the optionee as to a proportionate part of the aggregate number of shares subject to the options over specified time periods, such being dependent on the length of service and the level of responsibility the particular optionee has with the Company as at the time of the grant. In no event can the term of any option granted under the Plan exceed ten years. Subject to certain liquidations, dissolutions, re-organizations, mergers or consolidations, all unvested options thereupon may become exercisable by the optionee. Options are assignable only in limited circumstances, such as to an optionee’s corporation controlled by such optionee. Subject to compliance with applicable requirements of the TSX, optionees may elect to hold options granted to them in an incorporated entity, wholly owned by them, and such entity shall be bound by the Plan in the same manner as if the options were held by the optionee.  Options terminate within 30 days of the termination of an optionee’s employment with the Company (subject to the earlier expiry of the options in the normal course) unless such termination is a result of death, in which case termination occurs upon the expiry of 12 months from the occurrence of the optionee’s death (subject to the earlier expiry of the options in the normal course).  The Company does not provide any financial assistance to optionees to facilitate the purchase of securities under the Plan.  Options issued pursuant to the plan cannot be converted to SAR’s.

Under the Plan, “insider” has the meaning ascribed to it in the TSX Company Manual and the aggregate number of shares:

(i)

reserved for issuance under the Plan to insiders shall not exceed 10% of the Outstanding Issue;

(ii)

issued to insiders within any 12 month period, pursuant to the exercise of options granted under the Plan, shall not exceed 10% of the Outstanding Issue;

(iii)

reserved for issuance under the Plan to any one person shall not exceed 5% of the Outstanding Issue; and

(iv)

issued to any one insider (including associates of that insider) within any 12 month period, pursuant to the exercise of options granted under the Plan, shall not exceed 5% of the Outstanding Issue.

The Plan’s Insider restrictions (i) and (ii) listed above, are similar to the restrictions required under the TSX Company Manual Subsection 613 (a) in order for insiders to vote in respect of approvals required by Subsection 613 (a) related to Security Based Compensation Arrangements.

The Company is seeking shareholder approval to amend the specific wording of its Plan to comply with the TSX Company Manual Sec 613.(a) and to change the reference from Outstanding Issue to issued and outstanding common shares for the insider restrictions listed above (See PARTICULARS OF OTHER MATTERS TO BE ACTED UPON – Amendments to the Company’s Stock Option Plan).

Under the Plan, the Board of Directors (the “Board”) may, at any time, subject to the approval of any stock exchange or exchanges on which the common shares of the Company are then listed, and any other regulatory body having jurisdiction, amend or revise the terms of the Plan, provided that no such amendment or revision shall alter the terms of any options previously granted under the Plan.  The Company is also seeking shareholder approval to amend the amendment provision of the Plan as recommended by TSX Company Manual Staff Notice 2006-0001 (See PARTICULARS OF OTHER MATTERS TO BE ACTED UPON – Amendments to the Company’s Stock Option Plan).

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes relevant information as of March 31, 2006 with respect to compensation plans under which equity securities are authorized for issuance:

Plan Category	Number of shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders (1)	2,239,500	$3.03	4,000
Equity compensation plans not approved by shareholders (2)	95,000	$5.00	n/a

(1)

The Company is seeking shareholder approval to convert its Stock Option Plan to a rolling plan during Fiscal 2007 – see Particulars of Other Matters to be Acted Upon – Amendments to the Company’s Stock Option Plan

(2)

Options granted subject to shareholder and regulatory approval which approval is being sought from shareholders – see Particulars of Matters to be Acted Upon – Options Granted Subject to Shareholder Approval

As at August 18, 2006, 2,239,700 common shares (2,144,700 issuable pursuant to the Plan and 95,000 issuable subject to shareholder and regulatory approval), being 10.4% of the currently issued common shares of the Company, were issuable pursuant to unexercised options granted to such date and options to purchase a further 14,000 common shares, being 0.0% of the currently issued common shares of the Company, remained grantable as at such date under the Plan.  The Company is seeking the approval of shareholders to convert the Plan to a 10% rolling plan, that fixes the number of options that may be issued to 10% of the outstanding common shares, and to approve the options granted subject to shareholder approval (see PARTICULARS OF OTHER MATTERS TO BE ACTED UPON – Amendments to the Company’s Stock Option Plan and Options Granted Subject to Shareholder Approval).

During the financial year ended March 31, 2006, options to purchase a total of 375,000 Common Shares were granted by the Company pursuant to the Plan, with none of the options granted under the Plan issued to any Named Executive Officer.

During February 2006, the Named Executive Officers consented to the cancellation of a total of 100,000 options at $8.80 per share to provide additional room under the Plan for the remuneration of the Company’s employees and consultants

During June 2006, each of Wade Dawe, Brian MacEachen and Philip Pyle were granted 100,000 options (75,000 options pursuant to the Plan and 25,000 options subject to shareholder and regulatory approval) pursuant to the terms of their respective employment agreements (see – Termination of Employment, Change in Responsibilities and Employment Contracts) related to services provided during the year ended March 31, 2006.  During July 2006, an additional 20,000 options were awarded to an employee of the Company, subject to shareholder and regulatory approval.

Stock Options Exercised and Aggregates Remaining for the year ended and as of March 31, 2006

The following table sets forth details concerning each exercise of options or SARs by the Named Executive Officer during the fiscal year ended March 31, 2006, and details of the fiscal year-end value of unexercised options on an aggregated basis of the Named Executive Officer:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options / SARs at Fiscal Year End (#) Exercisable / Unexercisable	Value of Unexercised In-The-Money Options / SARs at Fiscal Year End ($) (2) Exercisable / Unexercisable
Wade K. Dawe, CEO	Nil	Nil	365,000 / 35,000	$1,432,000/ $nil
Brian MacEachen, CFO	Nil	Nil	282,500 / 17,500	$968,000 / $nil
Philip F. Pyle, Vice-President Exploration, Central America	23,000	97,810	319,500/17,500	$1,216,240 / $nil

(1)

Calculated as being the closing price of the common shares of the Company as of  each of July 13, 2005, January 30, 2006 and March 9, 2006, the dates the options were exercised, being a weighted average of $5.51, less the per share exercise price, times the number of options exercised

(2)

Calculated as being the closing market price of the common shares of the Company as at March 31, 2006, being $5.52, less the per share exercise price of the relevant options, times the number of shares involved

Options Repricings

The Company did not reprice any options during the financial year ended March 31, 2006.

Long Term Incentive Plan and Pension Plans

The Company does not have a long term incentive plan or pension plan for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Effective September 1, 2004, the Company entered employment contracts with Wade K. Dawe, Brian MacEachen and Philip F. Pyle.  Each agreement is in effect until August 30, 2007 and provides for minimum annual salary increments of 5% and based on meeting performance targets, a minimum annual bonus of 25% and an annual award of 100,000 stock options.  Each executive can be terminated without cause and would be entitled to receive one year's salary plus one month for each year of employment with the Company.

In addition, each agreement also provides that upon a change of control, each of the individuals will be entitled to terminate their employment and receive a payment of 1.5 times their base salary, or in the event of a change of control, should the Company wish to terminate the executive, the employee would be entitled to receive a payment of 2.25 times their base salary.  The individuals can also be terminated with cause in which case they would not be entitled to any payment upon termination.

Report on Executive Compensation

The Compensation Committee is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Company.  The Board (exclusive of the CEO of the Company who is also member of the Board) reviews such recommendations and gives final approval to the compensation of the named executives.

Generally, the compensation provided by the Corporation to its executive officers, including the CEO, has three components:

•

base salary and benefits;

•

annual incentive (or bonus) compensation; and

•

long-term incentive compensation in the form of stock options.

The annual incentive compensation and long-term incentive compensation, in the form of annual bonus and annual awards of stock options arising from the employment contracts of the Named Executive Officers, are awarded at the discretion of the Board, based on the performance of the individual executive and the Company overall performance. The objective adopted by the Compensation Committee is to ensure that executive compensation is fair and reasonable, rewards management performance and is sufficient to attract and retain experienced and talented executives. This objective also recognizes the fundamental value added by a motivated and committed management team.

Performance Graph

The following graph illustrates the Company's cumulative shareholder return (assuming the reinvestment of dividends of which there have been none) based upon a $100 investment from March 31, 2001 to March 31, 2006, compared to the cumulative total shareholder return from a similar investment in the S&P/TSX Composite Index over the same period.

Compensation of Directors

During the year ended March 31, 2006, the Company did not pay any cash compensation to its directors.  Effective June 2006, Directors will receive an annual fee of $10,000 with Committee Chairs receiving an additional $2,000 annual fee.

Directors are eligible to be granted stock options under the Company's Plan and, during the year ended March 31, 2006, no options were issued to any directors of the Company.  During February 2006, the non-employee directors consented to the cancellation of a total of 60,000 options at $8.80 per share to provide additional room under the Plan for the remuneration of the Company’s employees and consultants.

As of March 31, 2006, non-employee directors of the Company held the following options: Peter M. Dimmell – 130,000 options; Kevin Flaherty – 60,000 options; Derrick Gill – 145,000 options; and Dr. Michael Gross – 145,000 options.

The directors are indemnified by the Company against all costs, charges and expenses reasonably incurred by such director in respect of any action or proceeding to which such director is made a party by reason of being a director of the Company, subject to the limitations in respect thereof contained in the Canada Business Corporations Act.

Directors are reimbursed for their out-of-pocket expenses incurred in attending directors' and committee meetings.

Directors' and Officers' Liability Insurance

The Company maintains directors' and officers' liability and corporate reimbursement insurance with a $5,000,000 aggregate limit of liability at an annual premium for the 12 months ended September 24, 2006 of $33,000. Generally, under this insurance, the Company would be reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers and individual directors and officers would be reimbursed for losses arising during the performance of their duties for which they are not indemnified by the Company. Excluded from coverage are illegal acts and those acts which result in personal profit. The corporate reimbursement deductible under the policy is between $25,000 and $75,000 per loss, dependent upon on the nature of the loss.

CORPORATE GOVERNANCE PRACTICES

Set out below is a description of certain corporate governance practices of the Company, as required by National Instrument 58-101 – Disclosure of Corporate Governance Practices, which effectively replaced the Corporate Governance Guidelines of the Toronto Stock Exchange.

Board of Directors

A majority of the members of the Board of Directors are independent directors. Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) of the Canadian Securities Administrators sets out the standard for director independence.  Under MI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. Under MI 52-110, a material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in MI 52-110, three of the five members of the Board are independent. The members who are independent are Messrs. Kevin Flaherty, Derrick Gill and Michael Gross.  Mr. Wade Dawe is not independent by virtue of the fact that he is an executive officer of the Company and Mr. Peter Dimmell is, under MI 52-110, deemed to be not independent by virtue of the fact that he provides geologic consulting services to the Company and within the past three years has served as an executive officer of the Company.  The Board believes that the presence of Messrs. Dawe and Dimmell, as member of the Board, is key to the effective corporate governance of the Company. The knowledge that each of these directors brings to the Board and the insight that each offers into his particular area of current or former responsibility within the Company has been instrumental in creating a Board which functions effectively.

The Chairman of the Board, Mr. Wade Dawe, is not an independent director, nor does the Company have a designated lead director. The Board has appointed senior outside legal counsel to the position of Corporate Secretary and to provide advice and consultation on current and anticipated matters of corporate governance.  The independent directors meet in-camera, from time to time and a minimum of once per year, with the Corporate Secretary participating by invitation, when deemed appropriate by the independent directors. At the present time, the Board believes that the knowledge, experience and qualifications of its independent directors are sufficient to ensure that the Board can function independently of management and discharge its responsibilities.

During the year ended March 31, 2006, there were six meetings of the Company’s Board of Directors and all directors attended all six meetings.

Currently, the following directors serve on the Boards of Directors of other public companies, as listed below:

Director	Public Company Board Member
Wade K. Dawe	Linear Metals Corporation Minco Silver Corporation Keeper Resources Inc. Gobi Gold Inc.
Peter M. Dimmell	Pele Mountain Resources Inc. Silver Spruce Resources Inc. Dragon Capital Corporation VVC Exploration Corporation
Kevin Flaherty	Celtic Minerals Ltd. Carpathian Gold Inc. Keeper Resources Inc.
Derrick Gill	N/A
Dr. Michael Gross	Linear Metals Corporation

Board Mandate

The Board of the Company has no specific mandate, its powers being all-encompassing. Responsibilities not delegated to senior management or to a committee of the Board remain those of the full Board. The Board does not believe that it is appropriate for it to be involved in the day-to-day management and functioning of the Company. It expects that senior management will be responsible for the effective management of the Company, subject to the Board’s stewardship responsibilities. Given the Board’s overall stewardship responsibilities, the Board expects management of the Company to meet the following key objectives:

(i) review on an ongoing basis the Company’s near-term and long-term strategic plans and their implementation in all key areas of the Company’s activities in light of, among other things,

evolving industry and market conditions and with a view to maximizing shareholder value;

(ii) report, in a comprehensive, accurate and timely fashion, on the business and affairs of the

Company generally, and on any specific matters that management considers to be of material or significant consequence for the Company and its shareholders and other stakeholders;

(iii) take timely action and make all appropriate decisions with respect to the Company’s operations in accordance with all applicable legal and other requirements or obligations and within the framework of the corporate policies in effect and implement appropriate policies, procedures and processes to assure the highest level of conduct and integrity of the Company’s management and of its employees; and

(iv) conduct a comprehensive annual budgeting process and monitor closely the Company’s financial and operating performance in conjunction with the annual business plan and budget approved by the Board.

Position Descriptions

The Board has not developed written position descriptions for the Chair and the Chair of each Board Committee, nor has the Board developed a written position description for the CEO. The Board believes that formulating such position descriptions is generally more appropriate for companies of significantly larger size and complexity than the Company and which may have significantly larger boards of directors. With respect to management’s responsibilities, generally, any matters of material substance to the Company are submitted to the Board for, and are subject to, its approval. Such matters include those matters which must by law be approved by the Board (such as share issuances) and other matters of material significance to the

Company, including any debt or equity financings, investments, acquisitions and divestitures, and the incurring material expenditures or legal commitments. The Board and/or its audit committee also reviews and approves the Company’s major communications with shareholders and the public including the annual report (and financial statements contained therein), quarterly reports to shareholders, the annual management information circular and Annual Information Form. The specific corporate objectives which the CEO is responsible for meeting (aside from the overall objective of enhancing shareholder value) are, in the Company’s case, typically related to the advancement, growth, management and financing of the Company and its exploration projects and matters ancillary thereto.

Orientation and Continuing Education

The Board does not provide an orientation or education program for Board members, as it believes that such programs are generally more appropriate for companies of significantly larger size and complexity than the Company and which may have significantly larger boards of directors.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) to which all directors, officers and employees of the Company must adhere. The Code is a comprehensive set of expectations, obligations and responsibilities relating to ethical conduct, corporate reporting, conflicts of interests and compliance with legal and regulatory obligations and with the Company’s policies, including its environmental, health and safety, non-discrimination and other policies. A copy of the Code may be examined and/or obtained by accessing the Company’s website at www.lineargoldcorp.com.

Under the Code, directors, officers and employees are required to promptly report any problems or concerns and any actual or potential violation of the Code to their supervisor. The Board monitors compliance with the Code by requiring management to advise it of any reports received regarding violations of the Code. The Company also requires, as at December 31st of each year, confirmation that all senior employees of the Company have acted in compliance with the Code throughout the relevant period and that to the best of their knowledge, all other employees and representatives of the Company have also acted in compliance with the Code.

The Company also has a Whistleblower Protection Policy which sets out the procedures for the receipt and treatment of complaints or concerns received by the Company regarding any impropriety or inaccuracy in respect of its financial statement disclosure or regarding its accounting procedures or practices, internal accounting controls, auditing matters or any violations of the Code.  The policy includes provision for the submission or reporting by employees (including officers) of the Company or others, on a confidential and anonymous basis, of any such complaints or concerns to the Chairman of the Audit Committee. Complaints or concerns are investigated by the Audit Committee or by persons designated by the Audit Committee.

In respect of any transactions or agreements involving the Company and in respect of which a director of the Company has a material interest or a conflict or potential conflict of interest, that director, in order that the members of the Board exercise independent judgement in respect thereto, is required to disclose such to the Board prior to any such transaction or agreement being considered by the Board and is not permitted to vote on any Board resolution with respect thereto. Should any officer similarly have any such material interest or conflict or potential conflict of interest, such officer must similarly disclose such to the Board.

Nomination of Directors

The Board does not have a nominating committee. Periodically, the Board as a whole informally assesses the size and composition of the existing Board and the contribution of individual directors.  Individual directors are invited to propose new nominees to the Board having regard to the Company’s business strategy and the current composition of the Board.

Board Committees

The Board has three committees: (i) the Audit Committee, (ii) the Compensation Committee and (iii) the Corporate Governance Committee.   All such committees report directly to the Board. From time-to-time, based on need, ad hoc committees of the Board may also be appointed.

The Audit Committee

The Audit Committee is currently composed of three directors, being Messrs. Gill (Chair), Flaherty, and Gross, all of whom are independent. All such members are “financially literate”, as such term is used in MI 52-110 (i.e. having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the relevant entity’s financial statements). Certain additional information in respect of the education and experience relevant to the performance by each member of the Audit Committee of such member’s responsibilities as a member of the Audit Committee is contained under the heading “Audit Committee and Related Information” in the Company’s 2006 Annual Information Form (the “AIF”).

The Audit Committee operates under a written charter, being its Terms of Reference, a copy of which is annexed as Appendix “A” to the AIF.

The Audit Committee meets with the Company’s CFO and financial management personnel and/or its independent auditors at least four times a year, and at least once every quarter, to review and assist, as part of its Terms of Reference, the Board in its oversight responsibilities relating to, among other matters, the quality and integrity of the Company’s financial statements and MD&A, the accounting and financial reporting principles and procedures of the Company and the adequacy of the Company’s systems of internal accounting control. The Audit Committee meets with the Company’s independent auditors at least once per year without the presence of management and as well communicates directly with such auditors as circumstances warrant. The Audit Committee reviews, among other things, the Company’s financial reporting practices and procedures, the Company’s annual and quarterly financial statements and MD&A prior to their issuance to shareholders and filing with regulatory agencies, actual and prospective changes in significant accounting policies and their effect, the planned scope of examinations by the Company’s independent auditors and their findings and recommendations and the scope of audit and non-audit services provided by the independent auditors. It also recommends to the Board the independent auditors to be proposed to the shareholders for appointment at the Company’s annual meeting and approves the remuneration of such auditors.

In response to recent regulatory initiatives in the United States and Canada, the Audit Committee has also reviewed the Company’s use of its independent auditors for non-audit services. In 2006, the said auditors received $21,599 for audit, audit related and tax compliance services and $nil for other services. The Audit Committee believes that the extent to which the Company uses its independent auditors for non-audit services is not significant and accordingly does not affect their independence. Further information in respect of the foregoing is contained under the heading “Audit Committee and Related Information” in the AIF.

The Compensation Committee

The Compensation Committee is composed of three directors, being Messrs. Gross (Chair), Dimmell and Gill, the majority of  whom are independent. The Compensation Committee makes recommendations to the Board with respect to the remuneration of the CEO and the other senior executives of the Company, all as described under “Executive Compensation”. In addition, the Compensation Committee advises the Board on all other employee benefit plans, the Company’s stock option plan (the “Plan”) and directors’ compensation (see also “Executive Compensation”).

The Corporate Governance Committee

The Corporate Governance Committee is composed of three directors, being Messrs. Gross (Chair), Dimmell and Gill, the majority of whom are independent. The Corporate Governance Committee generally assumes responsibility for developing the approach of the Company to matters of corporate governance and submitting to the Board specific recommendations in respect thereto, including as to its ongoing Terms of Reference from time to time. In particular, the Corporate Governance Committee currently has the authority and responsibility for monitoring the implementation and administration of corporate policies and guidelines adopted or recommended by regulatory authorities (including under NI 58-101) in connection with corporate governance. Included in the foregoing is the mandate to review on a periodic basis the composition of the Board to ensure that the Board is comprised of an appropriate number of qualified and experienced directors, to ensure that an appropriate number of such directors are independent and to recommend procedures to ensure that the Board functions independently of management

Assessments

Board effectiveness is assessed by the Board as a whole, considering the operation of the Board committees, the adequacy of information provided to directors, the quality of communication between the Board and management and the historic growth and performance of the Company. The Board believes that this informal assessment has permitted the Board to operate effectively.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no director or senior officer of the Company at any time since the beginning of the Company's last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company's most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Audited Financial Statements

The audited financial statements of the Company for the fiscal year ended March 31, 2006, and the report of the auditors thereon will be submitted to the Meeting. Receipt at such Meeting of the auditors' report and the Company's financial statements for the above noted fiscal period will not constitute approval or disapproval of any matters referred to therein.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Accountants, of Halifax, Nova Scotia is the auditor of the Company.  Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office for the ensuing year at a level of remuneration to be fixed by the directors.

PricewaterhouseCoopers LLP, Chartered Accountants, were first appointed as auditors on October 13, 2004.

Options Granted Subject to Shareholder Approval

During June and July 2006, options to purchase 95,000 Common Shares were granted to certain officers, directors and employees of the Company conditional on the approval by shareholders and regulatory authorities (“Options Granted Subject to Shareholder Approval”).  After giving effect to the issue of these options, the Company will have 2,239,700 Employee Stock Options issued pursuant to the Plan.

The following individuals were granted options conditional on the amendment of the Plan and approval by shareholders and regulatory authorities:

Name	Position	Number of Options	Exercise Price
Wade K. Dawe	President and CEO	25,000 (1)	$5.00
Brian MacEachen	VP and CFO	25,000 (1)	$5.00
Phil Pyle	VP-Exploration, Central America	25,000 (1)	$5.00
N/A	Employee	20,000	$5.00

(1) Issued pursuant to obligations arising from Employment Contracts (see – Termination of Employment, Change in Responsibilities and Employment Contracts) related to services provided during the year ended March 31, 2006

Shareholders will be asked to pass an ordinary resolution in substantially the following form (subject to such changes as may be required by counsel or regulatory authorities) to approve the issue of 95,000 options granted subject to shareholder approval.

“RESOLVED as an ordinary resolution of shareholders that, subject to regulatory approval, the Options Granted Subject to Shareholders Approval as described in the Company’s Information Circular dated August 18, 2006 be approved.

Amendments to the Company’s Stock Option Plan

The shareholders will be asked to consider, and if thought appropriate approve, the following amendments (the “Option Plan Amendments”) to the Plan of the Company (see “Executive Compensation – Stock Option Plan.”):

i.

Conversion of the Plan to a 10% Rolling Plan;

ii.

Amendment of Insider Restrictions; and

iii.

Amendment of the Plan’s Amendment Provisions.

Details of the Option Plan Amendments are included below.

Conversion of the Plan to a 10% Rolling Plan

The existing Plan was approved by shareholders at the Annual and Special Meeting of Shareholders held on October 13, 2004, and provides for options to be granted for up to 2,500,000 Common Shares of the Company (“Fixed Plan”).  Prior to October 13, 2004, the Plan had provided for a "rolling" stock option plan, restricting the number of options that could be granted to a maximum of 10% of the issued shares of the Company at the time of the stock option grant.   The Company's conversion to the Fixed Plan was made to comply with the rules of the TSX in effect at the time the Company applied for listing with the TSX.  The rules of the TSX have since been modified and now allow for a "rolling" stock option plan which the Company believes is more appropriate for a Company with its capital structure and at its stage of development, and accordingly, the Company will seek shareholder approval to convert the Plan to a 10% rolling plan, similar to its previous plan.

The Company plans to apply to the TSX to change its Plan to a rolling stock option plan pursuant to which up to 10% of the issued and outstanding common shares of the Company may be issued on the exercise of stock options granted thereunder.  As of the date of this Information Circular, the number of options outstanding under the current Plan and the number of Options Granted Subject to Shareholder Approval, represents 10.4% of the issued shares of the Company.   The Company anticipates that by October 31, 2006, the number of options outstanding under the current Stock Option Plan and Options Granted Subject to Shareholder Approval, will be reduced to a level below 10% of the issued and outstanding shares of the Company.  Once the required 10% threshold is attained, the Company then plans to apply to the TSX to convert the Plan to a rolling plan.

Amendment of Insider Restrictions

The Company is seeking shareholder approval to amend the wording of its Plan to comply specifically with the TSX Company Manual Sec 613. (a) and to change references from Outstanding Issue to issued and outstanding common shares such that restrictions that currently exist in a similar form will be amended to read as follows :

i.

the number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding common shares; and

ii.

the number of securities issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding common shares

iii.

the aggregate number of shares reserved for issuance under the Plan to any one person shall not exceed 5% of the issued and outstanding common shares; and

iv.

the aggregate number of shares issued to any one insider (including associates of that insider) within any 12 month period, pursuant to the exercise of options granted under the Plan, shall not exceed 5% of the issued and outstanding common shares.

Amendment of the Plan’s Amendment Provision

Under the Plan, the Board may, at any time, subject to the approval of any stock exchange or exchanges on which the common shares of the Company are then listed, and any other regulatory body having jurisdiction, amend or revise the terms of the Plan, provided that no such amendment or revision shall alter the terms of any options previously granted under the Plan.  The Company is seeking shareholder approval to amend the amendment provision of the Plan, as recommended by TSX Company Manual Staff Notice 2006-0001, such that the following types of amendments may be approved by the Board, without the consent of shareholders or the TSX:

i.

minor amendments or changes of a “housekeeping” nature;

ii.

changing the terms and conditions governing options under the Plan, including with respect to the option period unless the option is held by an insider (provided that the period during which an option is exercisable does not exceed 10 years from the date the option is granted), vesting period, exercise method and frequency and assignability of an option;

iii.

a change to the termination provisions of an option issued pursuant to the Plan which does not entail an extension beyond the original expiry date including determining that any of the provisions of the Plan concerning the effect of termination of the optionee’s employment or consulting agreement or cessation of the optionee’s directorship, shall not apply for any reason acceptable to the Board;

iv.

changing the terms and conditions of any financial assistance which may be provided by the Company to optionees to facilitate the purchase of common shares under the Plan, or adding or removing any provisions for such financial assistance;

v.

adding or removing a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying common shares from the Plan reserve; and

vi.

delegating any or all of the powers of the Board to administer the Plan to any committee of the Board or senior officer of the Company.

Accordingly, shareholders will be asked to pass as ordinary resolutions, in substantially the following form (subject to such changes as may be required by counsel or regulatory authorities), approving changes to the Plan arising from the Option Plan Amendments as follows:

“RESOLVED as ordinary resolution of shareholders that, subject to regulatory approval, Section 4 of the Plan which currently reads as follows:

Subject to adjustment as provided in Section 15 hereof, the shares to be offered under the Plan shall consist of shares of the Company's authorized but unissued common shares. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 2,500,000 shares of the Company.  If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the un-purchased shares subject thereto shall again be available for the purpose of this Plan.

Further, “insider” shall have the meaning ascribed to it in the Exchange’s Company Manual, and the aggregate number of Shares:

(i)

reserved for issuance under the Plan to insiders shall not exceed 10% of the Outstanding Issue;

(ii)

issued to insiders within any 12 month period, pursuant to the exercise of options granted under the Plan, shall not exceed 10% of the Outstanding Issue;

(iii)

reserved for issuance under the Plan to any one person shall not exceed 5% of the Outstanding Issue; and

(iv)

issued to any one insider (including associates of that insider) within any 12 month period, pursuant to the exercise of options granted under the Plan, shall not exceed 5% of the Outstanding Issue.

be amended to read as follows:

Subject to adjustment as provided in Section 15 hereof, the shares to be offered under the Plan shall consist of shares of the Company's authorized but unissued common shares. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Company.  If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the un-purchased shares subject thereto shall again be available for the purpose of this Plan.

Further, “insider” shall have the meaning ascribed to it in the Exchange’s Company Manual, and:

(i)

the number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding common shares;

(ii)

the number of securities issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding common shares;

(iii)

the aggregate number of shares reserved for issuance under the Plan to any one person shall not exceed 5% of the issued and outstanding common shares; and

(iv)

the aggregate number of shares issued to any one insider (including associates of that insider) within any 12 month period, pursuant to the exercise of options granted under the Plan, shall not exceed 5% of the issued and outstanding common shares.

and “RESOLVED as ordinary resolution of shareholders that, subject to regulatory approval, Section 17 of the Plan which currently reads as follows:

Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan. Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan, provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Plan.

be amended to read as follows:

Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan.

The Board may also at any time make the following amendments or revisions to the terms of the Plan without requiring the consent of shareholders or the TSX:

i.

minor amendments or changes of a “housekeeping” nature;

ii.

changing the terms and conditions governing options under the Plan, including with respect to the option period unless the option is held by an insider (provided that the period during which an option is exercisable does not exceed 10 years from the date the option is granted), vesting period, exercise method and frequency and assignability of an option;

iii.

a change to the termination provisions of an option issued pursuant to the Plan which does not entail an extension beyond the original expiry date including determining that any of the provisions of the Plan concerning the effect of termination of the optionee’s employment or consulting agreement or cessation of the optionee’s directorship, shall not apply for any reason acceptable to the Board;

iv.

changing the terms and conditions of any financial assistance which may be provided by the Company to optionees to facilitate the purchase of common shares under the Plan, or adding or removing any provisions for such financial assistance;

v.

adding or removing a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying common shares from the Plan reserve; and

vi.

delegating any or all of the powers of the Board to administer the Plan to any committee of the Board or senior officer of the Company.”

A copy of the revised Plan is available for review at the Company’s office during office hours, or a copy of the revised Plan will be mailed to any shareholder making such a request.

An ordinary resolution of shareholders must be passed by a majority of the votes cast by the shareholders who voted in respect of that resolution.  The proposed amendments to the Plan must also be approved by the Exchange prior to becoming effective.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com and on the Company's website at www.lineargoldcorp.com.  Financial information regarding the Company is provided in the Company's Annual Report, mailed to all shareholders along with this Circular.  The Company files an Annual Information Form with the various provincial securities commissions and administrators across Canada and a copy of the Company’s Annual Information Form dated June 28th, 2006, its comparative financial statements and MD&A for its year ended March 31, 2006, together with the auditors report thereon and this Circular may be obtained from the Secretary of the Company upon request.

DIRECTORS' APPROVAL

The Board of Directors has approved the contents of this Circular and has authorized it to be sent to shareholders.

DATED at Halifax this 18th day of August, 2006.

/s/ Wade K. Dawe

Wade K. Dawe, President and Chief Executive Officer

/s/ Michael Gross

Michael Gross, Director